PRICING TERM SHEET	Filed pursuant to Rule 433
Dated September 22, 2009	Issuer Free Writing Prospectus
Supplementing the Preliminary
Prospectus Supplement
dated September 22, 2009
(To Prospectus dated June 2, 2008)
Registration File No. 333-151352
$190,000,000 principal amount of
Goodrich Petroleum Corporation
5.00% Convertible Senior Notes due 2029

Issuer:	Goodrich Petroleum Corporation.

Ticker / Exchange for common stock:	GDP / New York Stock Exchange (“NYSE”).

Title of securities:	5.00% Convertible Senior Notes due 2029 (the “notes”).

Aggregate principal amount offered:	$190,000,000 aggregate principal amount of notes (excluding the underwriters’ option to purchase up to an additional $28,500,000 aggregate principal amount of notes solely to cover over-allotments).

Maturity date:	October 1, 2029, unless earlier converted, repurchased or redeemed.

Call date:	Non-callable before October 1, 2014; callable at par plus accrued and unpaid interest on or after October 1, 2014.

Put dates:	October 1, 2014, October 1, 2019 and October 1, 2024

Interest rate:	5.00% per annum, accruing from September 28, 2009.

Public offering price:	100% per note / $190,000,000 total (or $218,500,000 total if the underwriters’ option to purchase up to $28,500,000 principal amount of additional notes is exercised in full).

Interest payment dates:	Each April 1 and October 1, beginning on April 1, 2010.

Reference price:	$26.66, the last reported sale price of the Issuer’s common stock on the NYSE on September 22, 2009.

Conversion premium:	Approximately 30.0% above the reference price.

Initial conversion rate:	28.8534 shares of the Issuer’s common stock per $1,000 principal amount of notes.

Initial conversion price:	Approximately $34.6580 per common stock of the Issuer.

Conversion trigger price:	Approximately $46.7883, which is 135% of the initial conversion price.

Use of proceeds:	The Issuer estimates that the net proceeds from the offering of the notes will be approximately $183.525 million (or approximately $211.2 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discount and estimated offering expenses.

The Issuer intends to use $80 million of the net proceeds from the offering of the notes to repay in full its second lien term loan and to repay all amounts outstanding under its senior credit facility ($5.0 million as of September 18, 2009). The remainder of the net proceeds will be used for general corporate purposes, including the possible retirement of other indebtedness. Amounts repaid under the Issuer’s senior credit facility may be reborrowed.

Commissions and discounts:	The underwriters have advised the Issuer that they propose to initially offer the notes at a price of 100% of the principal amount of the notes, plus accrued interest from the settlement date of the notes, if any, and to dealers at that price less a concession not in excess of 1.65% of the principal amount of the notes, plus accrued interest from the settlement date, if any. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the Issuer. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

	Per Note	Without option	With option
Public offering price	$1,000.00	$190,000,000	$218,500,000
Underwriting discounts and commissions	$27.50	$5,225,000	$6,008,750
Proceeds, before expenses, to Issuer	$972.50	$184,775,000	$212,491,250

Sole book-running manager:	J.P. Morgan Securities Inc.

Joint lead manager:	Jefferies & Company, Inc.

Co-managers:	Howard Weil Incorporated, Johnson Rice & Company L.L.C., Raymond James & Associates, Inc., Tudor, Pickering, Holt & Co. Securities, Inc., BBVA Securities Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., Wells Fargo Securities, LLC, Capital One Southcoast, Inc., Macquarie Capital (USA) Inc., Pritchard Capital Partners, LLC, Simmons & Company International, RBC Capital Markets Corporation, SMH Capital Inc. and SunTrust Robinson Humphrey, Inc.

Conflicts of interest:	The underwriters and their affiliates have in the past provided, and may in the future provide, investment banking, commercial banking, derivative transactions and financial advisory services to the Issuer and its affiliates in the ordinary course of business, for which they have received customary fees and expenses. In addition, affiliates of the underwriters are lenders under the Issuer’s senior credit facility, its second lien term loan, and certain other existing funding arrangements to which the Issuer or certain of its subsidiaries are parties. In particular, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., Bank of Montreal, an affiliate of BMO Capital Markets Corp., BNP Paribas, an affiliate of BNP Paribas Securities Corp., Compass Bank, an affiliate of BBVA Securities Inc. and Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC serve as a lenders under the Issuer’s senior credit facility. In addition, the Issuer intends to use $80 million of the net proceeds from the offering of the notes to repay in full its second lien term loan and to repay all amounts outstanding under its senior credit facility ($5.0 million as of September 18, 2009). At least five percent of the net offering proceeds, not including underwriting compensation, are intended to be directed to each of BNP Paribas, an affiliate of BNP Paribas Securities Corp., and Wells Fargo Energy Capital Inc., an affiliate of Wells Fargo Securities, LLC in connection with the repayment of the Issuer’s second lien term loan and senior credit facility. In addition, one of the Issuer’s directors is a managing director of Jefferies, Randall & Dewey, an affiliate of Jeffries & Company, Inc. Accordingly, the offering of notes is being conducted in accordance with the applicable provisions of NASD Rule 2720 of FINRA.

Trade date:	September 23, 2009

Settlement date:	September 28, 2009

CUSIP/ISIN:	CUSIP number: 382410 AC2
ISIN number: US382410AC28

Adjustment to shares delivered upon conversion upon certain fundamental changes:	The following table sets forth the number of additional shares per $1,000 principal amount of notes by which the conversion rate will be increased if a make-whole fundamental change (as defined in the Preliminary Prospectus Supplement) occurs for each stock price and effective date set forth below (subject to adjustment as set forth in the Preliminary Prospectus Supplement):
Stock Price

Effective date	$26.66	$30.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00
September 28, 2009	8.6559	7.6487	4.7555	3.3111	2.4740	1.9359	1.5632	1.2903	1.0822	0.9183	0.7861	0.6773	0.5865	0.5097
October 1, 2010	8.6559	7.4118	4.3741	2.9405	2.1503	1.6621	1.3335	1.0976	0.9198	0.7807	0.6690	0.5771	0.5003	0.4353
October 1, 2011	8.6559	7.0661	3.8433	2.4381	1.7212	1.3056	1.0385	0.8524	0.7146	0.6079	0.5222	0.4518	0.3928	0.3426
October 1, 2012	8.6559	6.5553	3.0807	1.7464	1.1540	0.8492	0.6690	0.5495	0.4630	0.3963	0.3427	0.2982	0.2607	0.2284
October 1, 2013	8.6559	5.7044	1.8734	0.7594	0.4183	0.2936	0.2332	0.1951	0.1670	0.1446	0.1261	0.1105	0.0971	0.0855
October 1, 2014	8.6559	4.4139	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case
•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $150.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $26.66 per share (subject to adjustment), no additional shares will be added to the conversion rate.
     Notwithstanding the foregoing, the conversion rate shall not exceed 37.5093 per $1,000 principal amount of notes on account of adjustments described in the Preliminary Prospectus Supplement under “Description of notes—Conversion rights—Conversion rate adjustments—Adjustment to shares delivered upon conversion upon make-whole fundamental change,” and subject to the adjustments set forth in clauses (1) through (5) of “Description of notes—Conversion rights—Conversion rate adjustments” in the Preliminary Prospectus Supplement.

Supplemental pro forma ratio of earnings to fixed charges:	After giving effect to the offering of the notes and the application of $80 million of the net proceeds from the offering of the notes to repay in full the Issuer’s second lien term loan and to repay amounts outstanding under its senior credit facility, the ratio of earnings to fixed charges would have been 6.0x for the year ended December 31, 2008. In addition, earnings for the six months ended June 30, 2009 were inadequate to cover fixed charges. After giving effect to the offering of the notes and the application of $80 million of the net proceeds from the offering of the notes to repay in full the Issuer’s second lien term loan and to repay all amounts outstanding under its senior credit facility, the coverage deficiency for the six months ended June 30, 2009 would have been $57.8 million.

Ranking:	The notes will be the Issuer’s senior unsecured obligations and will rank equally in right of payment to all of its other existing and future senior indebtedness. The notes will be effectively subordinated to all of the Issuer’s secured indebtedness, including indebtedness under its senior credit facility, to the extent of the value of its assets collateralizing such indebtedness and any liabilities of its subsidiary. As of September 18, 2009, and after giving effect to the use of the proceeds from the offering of the notes, the Issuer will have had approximately $365 million of outstanding senior indebtedness and other liabilities (excluding trade payables, accrued expenses and intercompany liabilities), none of which represented secured indebtedness.

Capitalization:	The following table replaces the table set forth under “Capitalization” on page S-31 of the Preliminary Prospectus Supplement assuming that the underwriters do not exercise their over-allotment option to purchase additional notes:

	June 30, 2009
	Actual	As adjusted
	(unaudited)
Cash and cash equivalents	$25,368	$133,893

Total long-term debt, including current portion:
Long-term debt:
Senior credit facility(1)	$—	$—
Second lien term loan	75,000	—
3.25% convertible senior notes due 2026(2)	155,404	155,404
Notes offered hereby(3)	—	147,036

Total	$230,404	$302,440

Stockholders’ equity:
Preferred stock $1.00 par value, 10,000,000 shares authorized, 2,250,000 issued and outstanding	2,250	2,250
Common stock, $0.20 par value, 100,000,000 shares authorized, 37,394,084 issued and outstanding, actual; and 37,394,094 shares issued and outstanding, as adjusted(4)	7,154	7,154
Treasury stock, 458 shares actual and as adjusted	(12)	(12)
Additional paid-in capital(2)(3)	602,456	629,541
Retained earnings	21,588	21,588
Accumulated other comprehensive income (loss)	—	—

Total stockholders’ equity	633,436	660,521

Total capitalization	$863,840	$962,961

(1)	As of September 18, 2009, the Issuer had $5.0 million outstanding under its senior credit facility, which will be repaid in full with the proceeds from this offering. Amounts repaid under the Issuer’s senior credit facility may be reborrowed.

(2)	The Issuer adopted FASB Staff Position Accounting Principals Board 14-1 as of January 1, 2009. As a result of this adoption, the $175 million aggregate principal amount of its 3.25% convertible senior notes due 2026 is presented net of a debt discount of $19.6 million, which debt discount increases “Additional paid-in capital” by $12.7 million after tax.

(3)	The $190 million aggregate principal amount of 5.00%.convertible senior notes due 2029 offered hereby is presented net of a discount of $42.96 million, of which $27.1 million (after tax) increases “Additional paid-in capital.”

(4)	Excludes the following at June 30, 2009 (i) 1,596,200 shares reserved for issuance pursuant to the Issuer’s stock option plans, in addition to 957,633 outstanding options to purchase shares (having a weighted average exercise price of $21.20 per share), (ii) 385,272 shares of unvested restricted stock; (iii) shares issuable upon conversion of the notes offered hereby; (iv) up to 2,653,928 shares issuable upon the conversion of the Issuer’s 3.25% convertible senior notes, and (v) up to 3,587,850 shares issuable upon conversion of the Issuer’s preferred stock.
General
This communication is intended for the sole use of the person to whom it is provided by the sender. This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of the notes or the offering.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
The Issuer has filed a registration statement (including Preliminary Prospectus Supplement dated September 22, 2009 and an accompanying Prospectus dated June 2, 2008) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the relevant Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P.

Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, call toll-free 1-866-430-0686.
This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying Prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying Prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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